UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                                  Milacron Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares - Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    598709103
                                 (CUSIP Number)

  Steven N. Isaacs               Patrick Collins          Matthew M. Weber, Esq.
Glencore Finance AG          Mizuho International plc     Cadwalader, Wickersham
Baarermattstrasse 3               Bracken House                & Taft LLP
    CH-6341 Baar                One Friday Street          1 World Financial
    Switzerland                  London EC4M 9JA                 Center
 011-41-41-709-2340              United Kingdom            New York, NY 10281
                               011-44-207-236-1090           (212) 504-6000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                  June 1, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 2 of 21
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Finance AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          32,857,142 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       32,857,142 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 32,857,142 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)[X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.75% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO

--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (see Item 1 and Item 3 below).
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Glencore (as defined below) would be deemed to beneficially own 32.96% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 3 of 21
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore International AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          32,857,142 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       32,857,142 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 32,857,142 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)[X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.75% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO


--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (see Item 1 and Item 3 below).
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Glencore (as defined below) would be deemed to beneficially own 32.96% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 4 of 21
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Holding AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          32,857,142 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       32,857,142 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 32,857,142 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)[X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.75% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO


--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (see Item 1 and Item 3 below).
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Glencore (as defined below) would be deemed to beneficially own 32.96% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 5 of 21
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho International plc
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item # 3)  WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          17,142,857 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       17,142,857 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 17,142,857 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)[X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.04% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions) CO


--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (see Item 1 and Item 3 below).
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Mizuho (as defined below) would be deemed to beneficially own 17.19% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 6 of 21
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho Securities Co., Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item # 3)  AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          17,142,857 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       17,142,857 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 17,142,857 (1)

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)[X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.04% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions) CO,HC


--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (see Item 1 and Item 3 below).
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Mizuho (as defined below) would be deemed to beneficially own 17.19% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 7 of 21
----------------------------                           -------------------------


ITEM 1.     SECURITY AND ISSUER

            This Amendment No. 2 to Schedule 13D amends Amendment No. 1 to the
Schedule 13D filed by the Reporting Persons (as defined below) on June 21, 2004, and relates to 437,500 shares of the 6.0% Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock") issued by Milacron Inc. ("Milacron") to Glencore Finance AG ("Glencore Finance") and Mizuho International plc ("Mizuho International"), respectively, which are immediately convertible into up to 43,750,000 shares of Milacron's common stock, par value $.01 per share (the "Common Stock") and will, immediately after the open of business on June 30, 2005, be convertible into up to approximately 50,000,000 shares of Common Stock.

            Among other things, each share of Series B Convertible Preferred Stock (i) has a liquidation preference of $200, (ii) is convertible into 100 shares of Common Stock at a price of $2.00 per share of Common Stock (which will reset to $1.75 per share of Common Stock immediately after the open of business on June 30, 2005), and (iii) entitles the holder thereof to vote on all matters put to a vote of stockholders of Milacron, voting together with the holders of Common Stock and existing preferred stock of Milacron as a single class.

            The principal executive office of Milacron is located at 2090 Florence Avenue, Cincinnati, Ohio 45206, United States of America.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Amendment No. 2 to Schedule 13D is filed on behalf of (i) Glencore Finance, Glencore International AG ("Glencore International"), and Glencore Holding AG ("Glencore Holding", and collectively with Glencore Finance and Glencore International, "Glencore"), and (ii) Mizuho International and Mizuho Securities Co., Ltd. ("Mizuho Securities", and together with Mizuho International, "Mizuho"). Glencore and Mizuho are sometimes referred to herein as the "Reporting Persons".

Each of Glencore Finance, Glencore International and Glencore Holding is a company organized under the laws of Switzerland. Mizuho International is a public limited company organized under the laws of the United Kingdom. Mizuho Securities is a company organized under the laws of Japan.

            (b) Glencore Finance is engaged principally in making investments. Glencore International is the parent company of Glencore Finance. Glencore Holding is the parent company of Glencore International which is a leading privately held, diversified natural resources group with world-wide activity in mining, smelting, refining, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. The principal place of business of Glencore is located at Baarermattstrasse 3, CH-6341, Baar, Switzerland.

Mizuho is engaged principally in banking and making investments. The principal place of business of Mizuho International is located at Bracken House, One Friday Street, London EC4M

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 8 of 21
----------------------------                           -------------------------

9JA, United Kingdom. The principal place of business of Mizuho Securities is located at Otemachi First Square, 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan.

            (c) The name, business address and principal occupation or employment of each of the executive officers and directors of the Reporting Persons, as well as the names, business addresses and principal occupations of any other organizations in which such employment is conducted, are set forth in Annex 1 hereto and incorporated herein by reference.

            (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) The citizenship of each of the executive officers and directors of the Reporting Persons is set forth in Annex 1 hereto and incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On March 12, 2004, Milacron, Glencore Finance and Mizuho International entered into a definitive agreement whereby Glencore Finance and Mizuho International provided Milacron with $100,000,000 to be used, among other things, to repay Milacron's 8.375% Notes due March 15, 2004 (the "Refinancing Transaction"). In connection with the Refinancing Transaction, Milacron, Glencore Finance and Mizuho International entered into that certain Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which: (i) Glencore Finance purchased $21,000,000 in aggregate principal amount of 20% Secured Step-Up Series A Notes (the "Series A Notes") and $49,000,000 in aggregate principal amount of 20% Secured Step-Up Series B Notes due 2007 (the "Series B Notes", and together with the Series A Notes, the "Notes") with funds obtained pursuant to an inter-company loan from Glencore International, and (ii) Mizuho International purchased $9,000,000 in aggregate principal amount of Series A Notes and $21,000,000 in aggregate principal amount of Series B Notes with its investment capital. Reference is made to the Schedule 13D filed by Glencore and Mizuho on March 22, 2004 for a description of certain additional material terms and conditions relating to the Refinancing Transaction and the Note Purchase Agreement. Further reference is made to Amendment No. 1 to the
Schedule 13D filed by the Reporting Persons on June 21, 2004 for a description of certain transactions that occurred subsequent to the Refinancing Transaction.

            On March 16, 2004, Glencore Finance sold a participation interest in the Series A Notes and the Series B Notes to Triage Offshore Fund, Ltd. ("Triage") pursuant to that certain Participation Agreement (the "Participation Agreement"). The Participation Agreement

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 9 of 21
----------------------------                           -------------------------

provided for the sale by Glencore Finance to Triage of an undivided 17.8571428% participation interest in the Series A Notes and the Series B Notes beneficially owned by Glencore Finance. After the exchange of the Notes, such participation interest was equivalent to 62,500 shares of the Series B Convertible Preferred Stock and 62,500 Contingent Warrants (as defined below).

            On June 10, 2004, Milacron issued 500,000 contingent warrants (of which 350,000 contingent warrants were issued to Glencore Finance and 150,000 warrants were issued to Mizuho International) to purchase 1,000,000 shares of Common Stock pursuant to that certain Contingent Warrant Agreement that was entered into concurrently with the issuance of the Notes, which contingent warrants become exercisable if a test based on Milacron's financial performance for 2005 is not satisfied (the "Contingent Warrants").

            On June 1, 2005, Glencore Finance and Triage terminated the Participation Agreement, and Glencore transferred 62,500 shares of the Series B Convertible Preferred Stock and 62,500 Contingent Warrants to Triage and certain of its affiliates.

            Following the transfer of 62,500 shares of the Series B Convertible Preferred Stock and 62,500 Contingent Warrants to Triage, the Reporting Persons currently collectively own approximately 43.88% of Milacron's fully-diluted outstanding shares of Common Stock (on a fully diluted, as-converted basis). Such percentage ownership will increase to approximately 46.79% when the conversion price for the Series B Convertible Preferred Stock is reset to $1.75 per share immediately after the open of business on June 30, 2005. Such percentage ownership may increase depending on whether the Contingent Warrants become exercisable.

            Concurrently with the issuance of the Notes, Milacron, Glencore Finance and Mizuho International entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement grants Glencore Finance and Mizuho International demand and piggy-back registration rights with respect to (i) the Series B Convertible Preferred Stock, and (ii) shares of Common Stock received upon conversion of the Series B Convertible Preferred Stock. Glencore Finance and Mizuho International may exercise demand and piggy-back registration rights at any time. The registration rights granted to Glencore Finance and Mizuho International may not be exercised during blackout periods and are subject to holdback periods.

ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of the acquisition by the Reporting Persons of the Series B Convertible Preferred Stock was and is for investment purposes. The Reporting Persons intend to continue to evaluate Milacron's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of Milacron and other persons regarding Milacron's affairs. Depending on such evaluations, the Reporting Persons may purchase additional shares of Common Stock, dispose of any and all shares of Common Stock held by them or sell their interests in the Series B Convertible Preferred Stock. Any acquisition

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 10 of 21
----------------------------                           -------------------------

or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. In the interest of maximizing stockholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of Milacron. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraph (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of Milacron's assets or change in Milacron's capitalization. Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

            Pursuant to the terms and conditions of the Series B Convertible Preferred Stock, the holders of record of shares of the Series B Convertible Preferred Stock have the right, voting separately as a class, to elect a number of directors to Milacron's Board of Directors in proportion to the percentage of Milacron's fully diluted Common Stock represented by their outstanding Series B Convertible Preferred Stock (on an as-converted basis), rounded up to the nearest whole number. In March 2004, the Reporting Persons selected Steven N. Isaacs to be appointed to Milacron's Board of Directors. Mr. Isaacs was appointed to Milacron's Board of Directors on April 5, 2004, and duly elected to the Board of Directors by the stockholders of Milacron on June 9, 2004. Subsequently, the Reporting Persons recommended to Milacron's Board of Directors that Mark L. Segal, Duane K. Stullich and H. Christopher DeCotiis be appointed to Milacron's Board of Directors. Messrs. Segal, Stullich and DeCotiis have been appointed to Milacron's Board of Directors, but have not yet been duly elected by the holders of the Series B Convertible Preferred Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Milacron has 49,701,938 shares of Common Stock outstanding as of March 24, 2005, according to Milacron's Form 10-K for the fiscal year ended December 31, 2004.

The total number of shares of Common Stock that Glencore beneficially owns (on an as-converted basis) is 32,857,142, which represents approximately 30.75% of Milacron's total outstanding shares of Common Stock (on an as-converted basis) after taking into account the approximately 57,142,857 million shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock (after conversion price is reset as described above). Glencore hereby disclaims beneficial ownership of the shares of Series B Convertible Preferred Stock held by Mizuho.

The total number of shares of Common Stock that Mizuho beneficially owns (on an as-converted basis) is 17,142,857, which represents approximately 16.04% of Milacron's total outstanding shares of Common Stock (on an as-converted basis) after taking into account the 57,142,857 shares issuable upon conversion of the Series B Convertible Preferred Stock. Mizuho hereby disclaims beneficial ownership of the shares of Series B Convertible Preferred Stock held by Glencore.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 11 of 21
----------------------------                           -------------------------

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Mizuho International has shared power with Mizuho Securities to vote, or to direct the voting of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by them. Mizuho International has shared power with Mizuho Securities to dispose of, or to direct the disposition of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by them.

            (c) Except as set forth in this Amendment No. 2 to Schedule 13D, neither Glencore nor Mizuho nor, to the best of their knowledge, any person listed on Annex 1 has effected any transactions in Series B Convertible Preferred Stock or Common Stock during the past sixty days.

            (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 3, Item 4 and Item 5.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1:  Joint Filing Agreement

            Exhibit 2: Note Purchase Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003), as amended by the letter agreement, dated as of April 5, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        99.1 to the Current Report on Form 8-K filed by Milacron on April 5, 2004), and further amended by the letter agreement, dated as of June 7, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit 10.33 to the Registration Statement on Form S-1 filed by Milacron on June 25, 2004)

            Exhibit 3: Registration Rights Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.50 to the Annual

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 12 of 21
----------------------------                           -------------------------

                        Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 4: Contingent Warrant Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit
                        10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003)

            Exhibit 5: Certificate of Designation of Voting Powers, Designation, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions, of 6% Series B Convertible Preferred Stock of Milacron (incorporated by reference from Exhibit 3.2 to the Registration Statement on Form S-8 filed by Milacron on June 11, 2004)

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 13 of 21
----------------------------                           -------------------------



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2005

                                       GLENCORE FINANCE AG



                                       By:   /s/ Barbara Wolfensberger
                                          --------------------------------------
                                          Name:  Barbara Wolfensberger
                                          Title: Director



                                       By:   /s/ Steven Isaacs
                                          --------------------------------------
                                          Name:  Steven N. Isaacs
                                          Title: Director



                                       GLENCORE INTERNATIONAL AG



                                       By:   /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name:  Lotti Grenacher
                                          Title: Officer



                                       By:   /s/ Andreas Hubmann
                                          --------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Officer



                                       GLENCORE HOLDING AG



                                       By:   /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 14 of 21
----------------------------                           -------------------------



                                       GLENCORE HOLDING AG



                                       By:   /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title: Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 15 of 21
----------------------------                           -------------------------



                                       MIZUHO INTERNATIONAL PLC



                                       By:   /s/ Takeshi Senda
                                          --------------------------------------
                                          Name:  Takeshi Senda
                                          Title: Chief Executive & Managing
                                                  Director



                                       MIZUHO SECURITIES CO., LTD.



                                       By:   /s/ Takahisa Matsuura
                                          --------------------------------------
                                          Name:  Takahisa Matsuura
                                          Title: Managing Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 16 of 21
----------------------------                           -------------------------


                                     Annex 1
                                     -------

Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance AG is the person listed as director whose principal occupation is with Glencore Finance AG. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Steven N. Isaacs         Chairman and Managing                      South Africa
                         Director of Glencore
                         Finance AG

Andreas P. Hubmann       Officer of Glencore
                         International AG --
                         Accounting

Barbara A. Wolfensberger In-house Counsel of
                         Glencore
                         International AG


Directors of Glencore International

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Chief Financial
                         Officer

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Gmuer & Patry          CH-8001 Zurich,
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road,   USA
                         Executive Officer of   Bldg. A, Suite 200,
                         Century Aluminum       Monterey, CA 93940
                         Company

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 17 of 21
----------------------------                           -------------------------


Directors of Glencore Holding

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Chief Financial
                         Officer

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Gmuer & Patry          CH-8001 Zurich,
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road,   USA
                         Executive Officer of   Bldg. A, Suite 200,
                         Century Aluminum       Monterey, CA 93940

                         Company

Andreas P. Hubmann       Officer of Glencore
                         International AG --
                         Accounting

Daniel Dreyfuss          Managing Director --   50 Berkley Street,
                         London Office          London W1J 8HD,
                                                United Kingdom

Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho Securities. Unless otherwise indicated, the business address of each person listed below is Mizuho Securities Co., Ltd., Otemachi First Square, 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan.

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Makoto Fukuda            President                                  Japan

Seiichiro Sato           Deputy President                           Japan

Yoneo Sakai              Deputy President                           Japan

Keisuke Yokoo            Deputy President                           Japan

Yoshio Osawa             Non-Executive Director                     Japan

Hajime Nakai             Managing Director                          Japan

Nobuaki Takeda           Managing Director                          Japan

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 18 of 21
----------------------------                           -------------------------

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------

Tadashi Jitoku           Managing Director                          Japan

Masashi Sakai            Managing Director                          Japan

Makoto Fujimaki          Managing Director                          Japan

Tetsuya Fukabori         Managing Director                          Japan

Toshinari Iyoda          Managing Director                          Japan

Sadayoshi Chiba          Managing Director                          Japan

Shigeyoshi Nishiyama     Managing Director                          Japan

Kunimi Tokuoka           Managing Director                          Japan

Naoki Ito                Managing Director                          Japan

Taizo Kondo              Managing Director                          Japan

Koichiro Sugii           Managing Director                          Japan

Naoto Takano             Managing Director                          Japan

Takahisa Matsuura        Managing Director                          Japan

Shigeki Matsushima       Managing Director                          Japan

Michio Tani              President and Chief    Mizuho Securities   Japan
                         Executive Officer      USA, Inc., 111
                                                River Street, 11th
                                                Floor, Hoboken, NJ
                                                07030

Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho International. Unless otherwise indicated, the business address of each person listed below is Bracken House, One Friday Street, London EC4M 9JA, United Kingdom

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Takeshi Senda            Chief Executive and    Mizuho              Japan
                         Managing Director      International plc,
                                                Bracken House, One
                                                Friday Street,
                                                London EC4M 9JA,
                                                United Kingdom

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 19 of 21
----------------------------                           -------------------------

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------

Greg Hawkes              Managing Director                          USA

Ian Barry Abrams         Non-Executive Director                     United
                                                                    Kingdom

Jonathan Philip Charkham Non-Executive Director                     United
                                                                    Kingdom

Geoffrey Bentley         Non-Executive Director                     United
Mitchell                                                            Kingdom

Keisuke Yokoo            Non-Executive Director                     Japan

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 20 of 21
----------------------------                           -------------------------


                                    Exhibit 1
                                    ---------

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 2 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: June 1, 2005

                                       GLENCORE FINANCE AG



                                       By:   /s/ Steven Isaacs
                                          --------------------------------------
                                          Name:  Steven Isaacs
                                          Title: Director



                                       By:   /s/ Barbara Wolfensberger
                                          --------------------------------------
                                          Name:  Barbara Wolfensberger
                                          Title: Director



                                       GLENCORE INTERNATIONAL AG



                                       By:   /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name:  Lotti Grenacher
                                          Title: Officer



                                       By:   /s/ Andreas Hubmann
                                          --------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Officer

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 21 of 21
----------------------------                           -------------------------



                                       GLENCORE HOLDING AG



                                       By:   /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman



                                       By:   /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title: Director



                                       MIZUHO INTERNATIONAL PLC



                                       By:   /s/ Takeshi Senda
                                          --------------------------------------
                                          Name:  Takeshi Senda
                                          Title: Chief Executive & Managing
                                                  Director



                                       MIZUHO SECURITIES CO., LTD.



                                       By:   /s/ Takahisa Matsuura
                                          --------------------------------------
                                          Name:  Takahisa Matsuura
                                          Title: Managing Director